October 2, 2019

Steven Gullans, Ph.D.
President & Chief Executive Officer
Gemphire Therapeutics Inc.
P.O. Box 130235
Ann Arbor, MI 48113

       Re: Gemphire Therapeutics Inc.
           Registration Statement on Form S-4
           Filed September 3, 2019
           File No. 333-233588

Dear Dr. Gullans:

       We have reviewed your registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

       Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

       After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

Registration Statement on Form S-4 filed on September 3, 2019

Questions and Answers About the Merger
What is the Pre-Closing Financing ?, page 7

1. We note your disclosure that shares of NeuroBo Series B preferred stock that will be issued in the Pre-Closing Financing will be converted into shares of NeuroBo common stock pursuant to the Preferred Stock Conversion and into shares of Gemphire common stock in the merger. Please expand your disclosure to indicate that shares of NeuroBo preferred stock will convert to NeuroBo common stock on a one-for-one basis, as disclosed on page 213, and to provide the purchase price per share in the Pre-Closing
       Financing. Refer to Note A of Schedule 14A.
 Steven Gullans, Ph.D.
FirstNameTherapeutics Inc. Gullans, Ph.D.
Gemphire LastNameSteven
Comapany 2019
October 2, NameGemphire Therapeutics Inc.
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Risk Factors
Risks Related to Gemphire Common Stock
Gemphire's amended and restated bylaws designate the Court of Chancery of the State of
Delaware as the sole and exclusive forum for certain , page 89

2. We note that your forum selection provision identifies the Court of Chancery of the State of Delaware as the exclusive forum for certain litigation, including any "derivative action." Please disclose whether this provision applies to actions arising under the
         Securities Act or Exchange Act. In this regard, we note that Section 27 of the Exchange
         Act creates exclusive federal jurisdiction over all suits brought to enforce any duty or liability created by the Exchange Act or the ruled and regulations thereunder, and Section
         22 of the Securities Act created concurrent jurisdiction for federal and state courts over all suits brought to enforce any duty or liability created by the Securities Act or the rules and regulations thereunder. If the provision applies to Securities Act claims, please revise your prospectus to state that there is uncertainty as to whether a court would enforce such provision and that investors cannot waive compliance with the federal securities laws and the rules and regulations thereunder. If this provision does not apply to actions arising under the Securities Act or Exchange Act, please also ensure that the exclusive forum provision in the governing documents states this clearly, or tell us how you will inform investors in future filings that the provision does not apply to any actions arising under the
         Securities Act or Exchange Act.
The Merger
Background of the Merger, page 154

3. Please provide us supplementally with copies of all materials prepared by Ladenburg
         Thalmann & Co. Inc. and shared with the Gemphire Board, including copies of all board books and all transcripts and summaries, that were material to the Board's decision to approve the merger agreement and the transactions contemplated thereby.
4. Please revise your disclosure to discuss details as to how Gemphire management determined the proposed exchange ratio.
Agreements Related to the Merger
Contingent Value Rights Agreement
Receipt of CVRs by Gemphire U.S. Holders, page 209

5. To the extent you intend the disclosure in this section to serve as the tax opinion and
         Exhibit 8 will be filed to confirm this, please revise your disclosure to state that the discussion constitutes the opinion of named counsel. If such opinion is subject to uncertainty, counsel may provide a "should' or "more likely than not" opinion and explain why a "will" opinion cannot be given and describe the degree of uncertainty. For guidance, please refer to Sections III.B.2 and III.C.4 of Staff Legal Bulletin No. 19.
 Steven Gullans, Ph.D.
FirstNameTherapeutics Inc. Gullans, Ph.D.
Gemphire LastNameSteven
Comapany 2019
October 2, NameGemphire Therapeutics Inc.
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Agreements Related to the Merger
Voting Agreements and Written Consents, page 211

6. We note your disclosure that NeuroBo shareholders owning approximately 90% of the
         NeuroBo outstanding capital stock on an as converted basis have entered into a voting agreement whereby such shareholders have agreed to vote in favor of the merger and that such shareholders will execute a written consent providing for such approval following effectiveness of the registration statement. Please confirm that, with respect to NeuroBo shareholders, the voting agreement was entered into only by executive officers, directors, affiliates and holders of 5% or more of NeuroBo's voting equity securities, and that
         NeuroBo is soliciting consents only from shareholders who have not signed the voting agreement and would be ineligible to purchase in a private offering. Refer to Securities
         Act Sections Compliance and Disclosure Interpretations 239.13. Proposal No. 2: Approval of an Amendment to the Gemphire Certificate of Incorporation
Effecting the Gemphire Reverse Stock Split
Principal Effects of the Gemphire Reverse Stock Split, page 245

7. We note your disclosure that the reverse stock split will effectively increase the proportion of authorized shares which are unissued, which could result in the Gemphire board being able to issue more shares without further shareholder approval. Please expand your disclosure to discuss the potential dilution to Gemphire shareholders if the reverse stock split is approved.
NeuroBo Business
Overview, page 297

8. We note your reference here and on page 12 to NeuroBo's pipeline as having the potential to deliver efficacy with a superior safety profile. Please revise these and similar statements throughout the registration statement that state or imply that NeuroBo's product candidates are safe or effective as these determinations are solely within the authority of the U.S. Food and Drug Administration and comparable regulatory bodies. As a non-
         exhaustive list of illustrative examples only, we note the following:
           NeuroBo expects NB-02 to have a positive safety profile.
           NB-01 has generated compelling data on efficacy and safety in a 128-subject Phase 2 clinical trial.
           NeuroBo's current pipeline leverages natural drugs that can deliver requisite efficacy along with minimal side effects.
           The Phase 2 trial provided preliminary evidence of NB-01's efficacy in the target population.
           In addition to NB-01's safety profile, the data from the Phase 2 study show preliminary efficacy signals that NB-01 may be equivalent in effectiveness to that of other FDA-approved therapeutics for the treatment of diabetic neuropathic pain
 Steven Gullans, Ph.D.
FirstNameTherapeutics Inc. Gullans, Ph.D.
Gemphire LastNameSteven
Comapany 2019
October 2, NameGemphire Therapeutics Inc.
October 2, 2019 Page 4
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FirstName LastName
              (DNP).

         We will not object to a discussion of whether NeuroBo's product candidates were well-
         tolerated or discussion of whether trial endpoints were met.
9. We note your disclosure that the Phase 3 clinical program for NB-01 is expected to launch in late 2019. We note the disclosure on page 304 stating NeuroBo expects to screen the first subject for this trial in the first quarter of 2020. Please revise or advise. In your pipeline development chart, please shorten the arrow corresponding to the development of
         NB-01 for the treatment of DNP so that it reflects you have not yet commenced Phase 3 development. Please also revise your statement on page 13 referencing current Phase 3 development accordingly.
NeuroBo's Novel Approach to Neurogenerative Diseases
NB-01: Treatment of DNP and Peripheral Neuropathic Conditions, page 300

10. Please cite the source for the graphic in Figure 2 on page 300 and explain how the graphic illustrates the referenced efficacy concerns for existing approved therapies for DNP.
11. We note your comparison to duloxetine and pregabalin in the graphic on page 304. As this comparison is not based on head-to-head studies, please tell us why you believe it is appropriate to include this comparison. In your response, please tell us whether you expect to be able to rely on such comparison to support marketing approval for NB-01 from the
         FDA or other comparable regulators.
NB-01 Development Plan Through NDA , page 305

12. Given the contingencies to NeuroBo successfully completing the two planned Phase 3 clinical trials, we object to your illustration on page 305 as speculative and without full and proper context. In this regard, we note your disclosure that prior to the initiation of the second Phase 3 trial of NB-01, NeuroBo plans to request a Type C meeting with the FDA and to obtain scientific advice from the European Medicines Agency to ensure alignment with these regulators, and further that NeuroBo will continue with its development program following a positive recommendation from the Data and Safety Monitoring
         Board. Accordingly, please remove this chart. We will not object to a narrative discussion of NeuroBo's clinical development plans in which relevant context is provided.
Intellectual Property, page 308

13. Please revise your disclosure to specify the number of issued patents versus patent applications and the type of patent protection (e.g., composition of matter, use or process).
 Steven Gullans, Ph.D.
Gemphire Therapeutics Inc.
October 2, 2019
Page 5
Related Party Transactions of Directors and Executive Officers of the Combined Organization
Agreements with Dong-A ST
Manufacturing Agreement, page 367

14. Please expand your disclosure to include the material terms of your manufacturing agreement with Dong-A ST, including the financial terms and termination provisions.
Unaudited Pro Forma Condensed Combined Financial Information , page 372

15.   We acknowledge your disclosure on page 380 regarding pro forma adjustment
J. Please
      disclose and provide us with a reconciliation of your historical basic and diluted earnings per share to your pro forma basic and diluted earnings per share for all periods presented.
      Please clearly describe how you have computed both the denominator and numerator in your pro forma earnings per share calculation.
Principal Stockholders of NeuroBo, page 405

16. Please disclose the natural persons who have beneficial ownership of the shares held by
      Dong-A ST. Refer to Item 403 of Regulation S-K required by Item 6 of
Schedule 14A
      required by Item 18(a)(5)(ii) of Form S-4.
        We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       Refer to Rules 460 and 461 regarding requests for acceleration. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

       You may contact Ibolya Ignat at 202-551-3636 or Sharon Blume at 202-551-3474 if you
have questions regarding comments on the financial statements and related matters. Please contact Christine Westbrook at 202-551-5019 or Mary Beth Breslin at 202-551-3625 with any other questions.



                                                            Sincerely,
FirstName LastNameSteven Gullans, Ph.D.
                                                            Division of
Corporation Finance
Comapany NameGemphire Therapeutics Inc.
                                                            Office of Life
Sciences
October 2, 2019 Page 5
cc:       Phillip D. Torrence, Esq.
FirstName LastName